UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Team Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

87815X109

(CUSIP Number)

Scott M. Herpich

LATHROP & GAGE L.C.

2345 Grand Avenue, Suite 2800

Kansas City, Missouri 64108-2684

(816) 292-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87815X109

(1) Names of reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Peter W. Brown

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	4,400
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	4,400

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			4,400 *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			.1% *

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 4,038,097 shares outstanding, based on the number reported as of March 30, 2006 in the Issuer's most recent Annual Report on Form 10-K for the period ended December 31, 2005.

CUSIP No. 87815X109

(1) Names of reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
McCaffree Financial Corporation

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
Kansas

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	363,300
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	363,300

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			363,300 *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			8.9% *

(14) Type of Reporting Person (See Instructions) CO

* Assumed a total of 4,038,097 shares outstanding, based on the number reported as of March 30, 2006 in the Issuer's most recent Annual Report on Form 10-K for the period ended December 31, 2005.

CUSIP No. 87815X109

(1) Names of reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Michael Zuk, Jr.

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	5,500
Beneficially
Owned by Each	(8)	Shared Voting Power	4,000
Reporting
Person	(9)	Sole Dispositive Power	5,500
With
	(10)	Shared Dispositive Power	4,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			9,500 *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			.2% *

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 4,038,097 shares outstanding, based on the number reported as of March 30, 2006 in the Issuer's most recent Annual Report on Form 10-K for the period ended December 31, 2005.

CUSIP No. 87815X109

(1) Names of reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Carl McCaffree

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	363,300
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	363,300

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			363,300 *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			8.9% *

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 4,038,097 shares outstanding, based on the number reported as of March 30, 2006 in the Issuer's most recent Annual Report on Form 10-K for the period ended December 31, 2005.

CUSIP No. 87815X109

(1) Names of reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).
Lynne K. Brown

(2) Check the appropriate box if a member of a Group (See Instructions)
(a) Y
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6) Citizenship or Place of Organization
United States.

Number of Shares	(7)	Sole Voting Power	0
Beneficially
Owned by Each	(8)	Shared Voting Power	1,500
Reporting
Person	(9)	Sole Dispositive Power	0
With
	(10)	Shared Dispositive Power	1,500

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
			1,500 *

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13) Percent of Class Represented by Amount in Row (11)			.1% *

(14) Type of Reporting Person (See Instructions) IN

* Assumed a total of 4,038,097 shares outstanding, based on the number reported as of March 30, 2006 in the Issuer's most recent Annual Report on Form 10-K for the period ended December 31, 2005.

The Schedule 13D (the "Schedule 13D") previously filed by the following persons (collectively, the "Reporting Persons"): (i) Peter W. Brown, individually and on behalf of his spouse; (ii) Carl McCaffree ("McCaffree"), individually and in his capacity as President and controlling stockholder of McCaffree Financial Corporation ("MFC"); (iii) MFC; (iv) Michael Zuk, Jr., individually and on behalf of his spouse; and (v) Lynne K. Brown, individually, with respect to Common Stock, no par value (the "Common Stock") of Team Financial, Inc. (the "Issuer"), as amended and supplemented by that certain Amendment No. 1 to the Schedule 13D ("Amendment No. 1"), that certain Amendment No. 2 to the Schedule 13D ("Amendment No. 2"), that certain Amendment No. 3 to the Schedule 13D ("Amendment No. 3"), that certain Amendment No. 4 to the Schedule 13D ("Amendment No. 4") is hereby further amended and supplemented by this Amendment No. 5 to the Schedule 13D ("Amendment No. 5").

This Amendment No. 5 is being filed jointly by the Reporting Persons. Except as indicated below, all other information set forth in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 remains unchanged.

Item 5. Interest in Securities of the Issuer

Subsections (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a)           The following calculations of ownership percentage are based on a total of 4,038,097 shares of Common Stock outstanding, as reported as of March 30, 2006 in the Issuer's most recent Annual Report on Form 10-K for the period ended December 31, 2005.

Mr. Brown is the indirect beneficial owner of 4,400 shares of Common Stock representing .1% of the total number of outstanding shares of Common Stock. Mr. Brown, as successor co-trustee of the Schwartz Non-Marital Trust created under the Sherman Schwartz Revocable Trust UTA 11/4/1976 expressly disclaims beneficial ownership of 1,400 shares of Common Stock held by such trust.

Mrs. Brown is the direct beneficial owner of 1,500 shares of Common Stock representing less than .1% of the total number of outstanding shares of Common Stock. Mrs. Brown shares beneficial ownership of those shares with her husband, Peter W. Brown.

MFC is the direct beneficial owner of 363,300 shares of Common Stock representing 8.9% of the total number of outstanding shares of Common Stock. As the holder of 80% of the outstanding voting securities of MFC, Mr. McCaffree is the controlling stockholder of MFC and the indirect beneficial owner of such shares of Common Stock.

Mr. Zuk is the direct beneficial owner of 5,500 shares of Common Stock and the indirect beneficial owner of 4,000 shares of Common Stock. Such shares in the aggregate represent .2% of the total number of outstanding shares of Common Stock. Mr. Zuk expressly disclaims beneficial ownership of 500 shares held by Gordon L. Dugger, Mr. Zuk's brother-in-law, 400 shares held by Richard M. Line, Mr. Zuk's brother-in-law, 100 shares held by Anthony Line, Mr. Zuk's nephew, and 2,000 shares held by Mary Line, Mr. Zuk's mother-in-law, included in the shares reported as indirectly beneficially owned by Mr. Zuk.

(b)           Mr. Brown has shared power to vote and dispose of 4,400 shares of Common Stock. With respect to 1,500 such shares, he shares such power with his spouse, Lynne K. Brown. Mr. Brown generally advises Mrs. Brown with respect to investment decisions. (See Item 2).

With respect to 1,500 such shares, Mr. Brown shares voting and dispositive powers with the members of an investment club: Branch Growth Associates, 4621 West 113th Terrace, Leawood, KS 66211, a general partnership organized in Kansas. (See Item 2).

With respect to 1,400 such shares, Mr. Brown shares voting and dispositive powers with Leah Cohen, each as successor co-trustees of the Schwartz Non-Marital Trust created under the Sherman Schwartz Revocable Trust UTA 11/4/1976. Ms. Cohen, a U.S. citizen, is retired and resides at 12213 Dearborn, Overland Park, KS 66209.

Mrs. Brown has shared power to vote and dispose of 1,500 shares of Common Stock, as disclosed above.

MFC has shared power to vote and dispose of 363,300 shares of Common Stock held by MFC as the direct beneficial owner of such shares. Voting and disposition power of those shares is shared with Mr. McCaffree as the controlling stockholder of MFC.

Mr. Zuk has the sole power to vote and dispose of 5,500 shares of Common Stock, including 5,000 shares owned outright by him and 500 shares owned by his IRA. Mr. Zuk has shared power to vote and dispose of 4,000 shares of Common Stock as described below.

-

With respect to 1,000 such shares, such powers are shared with Mr. Zuk's spouse, Gayle Line Zuk, a U.S. citizen. Mrs. Zuk is a private investor and resides at 4923 West 96th Terrace, Overland Park, KS 66207. Mr. Zuk generally advises Mrs. Zuk with respect to investment decisions. (See Item 2).

-

With respect to 2,000 such shares, such powers are shared with Mary A. Line, Mr. Zuk's mother-in-law, a U.S. citizen. Mrs. Line is retired, with an address at 2933 James Avenue, Manhattan, KS 66502. Mr. Zuk disclaims beneficial ownership with respect to the shares held by Mrs. Line. (See Item 2).

-

With respect to 400 such shares, such powers are shared with Richard M. Line, Mr. Zuk's brother-in-law, a U.S. citizen. Mr. Line is a clinical psychologist and his business address is Horizon's Medical Center, 1715 E. 23rd Avenue, Hutchinson, KS 67502. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Line. (See Item 2).

-

With respect to 100 such shares, such powers are shared with Anthony Line, Mr. Zuk's nephew, a U.S. citizen. A. Line is a full time student and his address is 8 Downing Road, Hutchison Kansas, 67502. Mr. Zuk disclaims beneficial ownership of the shares held by A. Line. (See Item 2).

-

With respect to 500 such shares, such powers are shared with Gordon L. Dugger, Mr. Zuk's brother-in-law, a U.S. citizen. Mr. Dugger's business address is Boelte-Hall Litho Inc., 4710 Roe Parkway, Roeland Park, KC 66205. Mr. Zuk disclaims beneficial ownership of the shares held by Mr. Dugger. (See Item 2).

(c)           During the past sixty days, the undersigned has effected transactions in the Common Stock by making the purchases listed in the table below over the Nasdaq National Market.

Reporting Person	Date	Number of Shares	Aggregate Purchase Price	Price per Share
Carl McCaffree and MFC	February 7, 2006	1,000	$13,675	$13.675
Carl McCaffree and MFC	February 7, 2006	2,000	$27,140	$13.570
Carl McCaffree and MFC	February 7, 2006	2,000	$27,045	$13.523
Total		5,000	$67,860	$13.572

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following paragraph is added after the last paragraph in Item 6:

The Reporting Persons have executed a stock purchase agreement dated as of May 15, 2006, with the Issuer to sell all of its shares of the Issuer's Common Stock to the Issuer for $16.50 per share (the "Agreement"). The closing is anticipated to occur on or before June 6, 2006.

The Agreement is conditioned on Columbian Bank ("Columbian"), offering Team Bank, N.A., an affiliate of the Issuer, the opportunity to participate in up to $50 million of outstanding and current Columbian loans. McCaffree is a vice president and a member of the board of directors of Columbian.

Item 7. Material to be Filed as Exhibits.

The following document is incorporated by reference herein.

(1)	Amended and Restated Joint Filing Agreement, dated December 30, 2005, executed by the Reporting Persons (filed as exhibit 99.1 to Amendment No. 4).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Peter W. Brown
Peter W. Brown

Dated: May 15, 2006

/s/ Lynne K. Brown
Lynne K. Brown

Dated: May 15, 2006

/s/ Carl McCaffree
Carl McCaffree

Dated: May 15, 2006

MCCAFFREE FINANCIAL CORPORATION

By: /s/ Carl McCaffree
Carl McCaffree, President

Dated: May 15, 2006

/s/ Michael Zuk, Jr.
Michael Zuk, Jr.

Dated: May 15, 2006